U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
                           Section 17(a) of the Public
                         Utility Holding Company Act of
                          1935 or Section 30(f) of the
                         Investment Company Act of 1940

    [  ] CHECK THIS BOX IF NO LONGER
         SUBJECT TO SECTION 16, FORM 4
         OR FORM 5 OBLIGATIONS MAY
         CONTINUE. SEE INSTRUCTION 1(b)


    1.   Name and Address of Reporting Person*
          Holmes                            Charles                   S.
         (Last)                             (First)                  (Middle)


         P.O Box 2850
                             (Street)

         Southampton                        New York                  11969
         (City                              (State)                   (Zip)


     2.   Issuer Name and Ticker or Trading Symbol

          Empire of Carolina, Inc. (EMP)



     3.  IRS or Social Security Number OF Reporting Person (Voluntary)



     4.   Statement of Month/Year

          June 1997


     5.   If Amendment, Date of Original (Month/Year)




     6.      X    Director                             X    10% Owner
           ------                                   ------

                  Officer (give title below)                Other (specify
           ------                                   ------            below)


     7.   Individual or Join/Group Filing


             X       Form filed by One Reporting Person
          -------


                     Form filed by More than One Reporting Person
          -------


             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


     1.  Title of security             2.  Transaction         3.  Transaction         4.  Securities Acquired(A)
         (Inst.3)                          Date                    Code                    or Disposed of (D)
                                           (Month/Day/Year)        (Instr. 8)              Instr. 3,4, and 5)

                                                                                                    (A) or    Price
                                                                      Code                Amount    (B)
     ---------------------             -----------------         -------------------    ---------------------------
          NONE



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) * If the Form is filed by more than one
reporting person, SEE instruction 4(b)(v).                   SEC 14749-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                   Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                                                                 Date      Expira-
                                                                       Code    V        (A)          (D)         Exer-     tion
                                                                                                                 cisable   Date
--------------------------------------  -------------  -----------  --------  ---  -----------   -----------  -----------  ---------

 Warrants to Purchase Com. Stock           $1.375          6/18/97       P           2,078,252                   Immed.    5/6/03
 Convertible Series A Preferred Stock      $1.25           6/18/97       P             125,000                   Immed.    5/6/03
--------------------------------------  -------------  -----------  --------  ---  -----------   -----------  -----------  ---------


7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
     Common Stock        2,078,252            $0.00*      2,078,252         D
     Common Stock        1,000,000           $10.00       1,000,000         D

---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:



*Warrants distributed in connection with purchase of Series A Preferred Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

                /S/ Charles S. Holmes                     JUNE 27, 1997
               -------------------------------    -------------------------
                **Signature of Reporting Person                 Date